CUSIP No. 46520M204

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Issuer Direct Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

46520M204

(CUSIP Number)

RED OAK PARTNERS, LLC

Attn: David Sandberg

1969 SW 17th St.

Boca Raton, FL 33486

(212) 614-8952

 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

                                    April 29, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46520M204

1		NAME OF REPORTING PERSONS Red Oak Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 626,566[1]
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 626,566[1]
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 626,566[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.50%[1]
14		TYPE OF REPORTING PERSON (See Instructions) OO

____________________________

  The Reporting Persons hold directly $2,500,000 principal amount of 8% Convertible Subordinated Secured Promissory Notes due in 2015 (the “Convertible Notes”), which are convertible as of the filing date of this Schedule 13D into 626,566 shares of Common Stock at a conversion price of $3.99 per share.  The calculation of percentage ownership is based on 2,039,439 shares of common stock outstanding at March 6, 2014, as reported by the Issuer on its Form 10-K for the fiscal year ended December 31, 2013, filed with the United States Securities and Exchange Commission on March 6, 2014, plus the 626,566 shares of Common Stock that would be issued upon conversion of all the Convertible Notes held by the Reporting Persons.  Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares that would be owned directly by such Reporting Person.

CUSIP No. 46520M204

1		NAME OF REPORTING PERSON The Red Oak Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 252,403[1]
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 252,403[1]
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 252,403[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.47%[1]
14		TYPE OF REPORTING PERSON (See Instructions) PN

1		NAME OF REPORTING PERSON The Red Oak Long Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 110,963[1]
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 110,963[1]
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,963[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.16%[1]
14		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 46520M204

1		NAME OF REPORTING PERSON Pinnacle Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 263,200[1]
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 263,200[1]
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 263,200[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.87%[1]
14		TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 46520M204

1		NAME OF REPORTING PERSON Pinnacle Opportunities Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 263,200[1]
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 263,200[1]
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 263,200[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.87%[1]
14		TYPE OF REPORTING PERSON (See Instructions) PN

1		NAME OF REPORTING PERSONS David Sandberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 626,566[1]
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 626,566[1]
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 626,566[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.50%[1]
14		TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed by Red Oak Partners, LLC (the “Reporting Persons”) on August 29, 2013, relating to the Convertible Notes (the “Convertible Notes”) of Issuer Direct Corporation, a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 500 Perimeter Park Drive, Suite D, Morrisville, NC 27560.  Except as specifically amended and supplemented by this Amendment No. 1, all other provision of the Schedule 13D remain in full force and effect.  Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2. Identity and Background.

(a)-(c) and (f) The names of the persons filing this Statement (the “Reporting Persons”) are:

The Red Oak Fund, LP, a Delaware limited partnership (“Red Oak Fund”);

The Red Oak Long Fund, LP, a Florida limited partnership (“Red Oak Long Fund”);

Pinnacle Opportunities Fund, LP, a Delaware limited partnership (“Pinnacle Fund”);

Red Oak Partners, LLC, a Florida limited liability company (“Red Oak Partners”);

Pinnacle Partners, LLC, a Colorado limited liability company (“Pinnacle Partners”); and

David Sandberg, a United States citizen.

This Statement is being filed by David Sandberg, the controlling member of Red Oak Partners, which manages each of Red Oak Fund, Red Oak Long Fund and Pinnacle Fund (each a “Fund” and, collectively, the “Funds”). The Funds are private investment vehicles formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Funds directly own the Convertible Notes as reported in this Statement.  Each of the filers hereto disclaims beneficial ownership with respect to any Convertible Notes other than Convertible Notes owned directly by such filer.

The principal office or business address of the Red Oak Fund, Red Oak Partners and David Sandberg is 1969 SW 17th St., Boca Raton, FL 33486.  The principal office or business address of Pinnacle Partners and Pinnacle Fund is 2810 North Speer Boulevard, Denver, CO 80211.

(d)-(e)

During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction.

The Reporting Persons will review their investments in the Convertible Notes from time to time, and, subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of the Common Stock or other securities related to the Issuer, and other general market and investment conditions, the Reporting Persons may determine to:

•

exercise its right to convert the Convertible Notes to Common Stock or Preferred Stock (“Preferred Stock);

•

acquire additional Common Stock through open market purchases or otherwise;

•

sell Common Stock through the open market or otherwise; or

•

otherwise engage or participate in a transaction with the purpose or effect of changing or influencing the control of the Issuer.

Such transactions may take place at any time and without prior notice.  There can be no assurance, however, that any Reporting Person will take any such actions.

Item 5.  Interest in Securities of the Issuer.

(a)

The Reporting Persons hold directly $2,500,000 principal amount of 8% Convertible Notes which are convertible as of the filing date of this Schedule 13D into 626,566 shares of Common Stock at a conversion price of $3.99 per share.  The calculation of percentage ownership is based on 2,039,439 shares of common stock outstanding at March 6, 2014, as reported by the Issuer on its Form 10-K for the fiscal year ended December 31, 2013, filed with the United States Securities and Exchange Commission on March 6, 2014, plus the 626,566 shares of Common Stock that would be issued upon conversion of all the Convertible Notes held by the Reporting Persons.  Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares that would be owned directly by such Reporting Person.

Red Oak Partners may be deemed to beneficially own 626,566 shares of Common Stock that can be acquired through the conversion of $2,500,000 in Convertible Notes, representing 23.50% of all the outstanding shares of Common Stock.  The Funds are each controlled by Red Oak Partners.  Therefore, Red Oak Partners may be deemed to beneficially own (i) the 252,403 shares of Common Stock that can be acquired through the conversion of $1,007,089 in Convertible Notes held by the Red Oak Fund, (ii) the 110,963 shares of Common Stock that can be acquired through the conversion of $442,743 in Convertible Notes held by the Red Oak Long Fund, and (iii) the 263,200 shares of Common Stock that can be acquired through the conversion of $1,050,168 in Convertible Notes held by Pinnacle Fund.

Mr. Sandberg may be deemed to beneficially own 626,566 shares of Common Stock that can be acquired through the conversion of $2,500,000 in Convertible Notes, representing 23.50% of all the outstanding shares of Common Stock.  Mr. Sandberg, as the managing member of Red Oak Partners may be deemed to beneficially own the 626,566 shares of Common Stock that may be beneficially owned by Red Oak Partners through the Funds.

Red Oak Fund may be deemed to beneficially own 252,403 shares of Common Stock that can be acquired through the conversion of $1,007,089 in Convertible Notes held by the Red Oak Fund, representing 9.47% of all the outstanding shares of Common Stock.  Red Oak Long Fund may be deemed to beneficially own 110,963 shares of Common Stock that can be acquired through the conversion of $442,743 in Convertible Notes held by the Red Oak Long Fund, representing 4.16% of all the outstanding shares of Common Stock.  Pinnacle Fund may be deemed to beneficially own 263,200 shares of Common Stock that can be acquired through the conversion of $1,050,168 in Convertible Notes held by Pinnacle Fund, representing 9.87% of all the outstanding shares of Common Stock.

(b)

Each of Red Oak Partners and Mr. Sandberg may be deemed to have shared voting and dispositive power, subject to acquiring Common Stock through the conversion of Convertible Notes, with respect to (i) the 252,403 shares of Common Stock that can be acquired through the conversion of Convertible Notes held by the Red Oak Fund, (ii) the 110,963 shares of Common Stock that can be acquired through the conversion of Convertible Notes held by the Red Oak Long Fund, and (iii) the 263,200 shares of Common Stock that can be acquired through the conversion of Convertible Notes held by Pinnacle Fund.  No Fund shares with any other Fund voting or dispositive power with respect to the shares such Fund beneficially owns.

(c)

Transactions by the Reporting Persons effected in Common Stock that have taken place in the last sixty days are as follows:

On April 29, 2014, $442,743 in Convertible Notes held by the Red Oak Fund were transferred by an in-kind distribution to the Red Oak Long Fund.

(d)

Not applicable.

(e)

Not applicable.

Item 7.  Material to be Filed as Exhibits.

SIGNATURE

After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2014

By:

/s/ David Sandberg

Name:

David Sandberg

RED OAK PARTNERS, LLC

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

THE RED OAK FUND, L.P.

By:

RED OAK PARTNERS, LLC,

its general partner

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

THE RED OAK LONG FUND, L.P.

By:

RED OAK PARTNERS, LLC,

its general partner

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

PINNACLE PARTNERS, LLC

By:

RED OAK PARTNERS, LLC,

its managing member

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

PINNACLE OPPORTUNITIES FUND, LP

By:

PINNACLE PARTNERS, LLC,

its general partner

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

Footnotes

1